March 1, 2007

[Via EDGAR]

Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:       Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 3, 2006
Response Letter Dated January 9, 2007
File No. 001-07964

Dear Mr. Hiller:

We are pleased to provide the Staff of the United States Securities and Exchange Commission with the following responses to the comments contained in the Staff’s letter dated February 15, 2007 regarding the captioned matter.  For ease in review, the comments from that letter are set out below along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Engineering Comments

Properties, page 15

Proved Reserves, page 16

1.               In our prior comment 3(a), we asked for a description of the audit and review procedures performed by your internal and external engineers in the last three years.  With regard to your external engineers, your February 9, 2006 letter report from Netherland, Sewell and Associates (“NSAI”) states, “Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 72 percent of Noble’s total proved reserves and accounting for approximately 63 percent of the present worth for those reserves.”  Please disclose the following information:

a.               Explain that your use of the term engineering audit is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firm was engaged to perform.  Please clarify that this term may be defined and used differently by other companies.

b.              Indicate who selected the properties to be audited, and the basis on which those selections were made.  Identify any material properties that were not subject to audit and state the reasons.

c.               Disclose that NSAI performed its own reserve estimates, as indicated in its reports, and identify the categories of information that NSAI did not independently verify as part of its audit (e.g., the effect of license expiration on foreign proved reserve entitlements).

d.              Disclose the extent to which the outside engineering firm determined that your reserve estimates were reasonable or fairly stated, relative to the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

e.               Disclose the quantity and percentage variances between the reserve estimates you prepared and those of the outside engineering firm, in the aggregate and for individual properties that are material (e.g., the range of differences between your estimates for individual fields and those of NSAI).

We believe the above information would be meaningfully situated in a separate subsection within your discussion of properties.  Any mention of the independent engineering assessments, evaluations or audit appearing outside of this section should include a cross reference to these disclosures for information about the scope and limitations of the procedures performed.

Response:

We have included the following disclosures in our Form 10-K for the year ended December 31, 2006, filed with the Commission on February 26, 2007. See Items 1 and 2. Business and Properties — Proved Reserves. The letters of the responses below correspond to the letters of the Staff comments above:

a.               “During each of the years 2006, 2005 and 2004, we retained Netherland, Sewell & Associates, Inc. (“NSAI”), independent third-party reserve engineers, to perform reserve audits of proved reserves. A “reserve audit”, as we use the term, is a process involving an independent third-party engineering firm’s extensive visits, collection of any and all required geologic, geophysical, engineering and economic data, and such firm’s complete external preparation of reserve estimates. Our use of the term “reserve audit” is intended only to refer to the collective application of the procedures which NSAI was engaged to perform. The term “reserve audit” may be defined and used differently by other companies.”

b.              “The properties that NSAI audits include our most significant properties and are chosen by senior engineering staff and Division management with final approval by the Senior Vice President with responsibility for corporate reserves. We usually include all deepwater fields, all international properties that require reports by requirement of the host government, all properties that require sanctioning by our Board of Directors, and other major properties. No significant properties were excluded from the December 31, 2006 reserve audit.”

Please note that our reference to “significant properties” is synonymous with your term of “material properties.”

c.               “In connection with the 2006 reserve audit, NSAI performed its own estimates of our proved reserves. In order to perform their estimates of proved reserves, NSAI examined our estimates with respect to reserve quantities, future producing rates, future net revenue, and the present value of such future net revenue. NSAI also examined our estimates with respect to reserve categorization, using the definitions for proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent Securities and Exchange Commission (“SEC”) staff interpretations and guidance. In the conduct of the reserve audit, NSAI did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of the examination something came to the attention of NSAI which brought into question the validity or sufficiency of any such information or data, NSAI did not rely on such information or data until they had satisfactorily resolved their questions relating thereto or had independently verified such information or data.”

d.              “NSAI determined that our estimates of reserves conform to the guidelines of the SEC, including the criteria of ‘reasonable certainty,’ as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a)(2) of Regulation S-X. NSAI issued an unqualified audit opinion on our proved reserves at December 31, 2006, based upon their evaluation. Their opinion concluded that our estimates of proved reserves were, in the aggregate, reasonable.”

e.               “When compared on a field-by-field basis, some of our estimates are greater and some are less than the estimates of NSAI. Given the inherent uncertainties and judgments that go into estimating proved reserves, differences between internal and external estimates are to be expected. On a quantity basis, the NSAI estimates ranged from plus 31,617 MBoe to minus 10,120 MBoe as compared with our estimates. On a percentage basis, the NSAI estimates ranged from 13% above our estimates to 30% below our estimates. Differences between our estimates and those of NSAI are reviewed for accuracy but are not further analyzed unless the aggregate variance is greater than 10%. At December 31, 2006, reserves differences, in the aggregate, were less than 9,243 MBoe, or 1%.”

To provide more clarity, with respect to NSAI’s 2006 services, we have included their report dated February 20, 2007 as Exhibit 99.3 to our Form 10-K.  NSAI’s consent to our reference to them and the inclusion of their report has been attached as Exhibit 23.4 to our Form 10-K.

2.               In our prior comment 3(d), we requested a spread sheet comparison between your estimates and those of NSAI for 2005.  Please submit to us a property-by-property comparison between your estimates and those of NSAI for 2005.

Response:

As discussed with Mr. Ron Winfrey, of the SEC, on February 14, 2007, this confidential information is being sent directly to him via e-mail.

3.               We also asked that you address how differences between your reserve estimates and those of your external engineers were resolved.  You responded, “Differences between the estimates are reviewed for accuracy but are not further analyzed unless the aggregate variance is greater than 10%.  Given the inherent uncertainties and judgments that go into estimating proven reserves, we expect that there will be differences between internal and external estimates.  Accordingly, if the aggregate difference is within 10%, no further analysis is performed.”  Please explain your procedures in the case where the aggregate differences are greater than 10%.  Address whether you ultimately adopt the external engineers’ estimates.

Response:

Heretofore, as a result of reserve audits by NSAI, aggregate reserve differences between our estimates and those of our external engineers have been significantly less than 10%.  However, if aggregate reserve differences greater than 10% were to occur in the future, we would reevaluate our reserve estimates and potentially reclassify proved reserves to probable in order to comply with our internally adopted tolerance of 10%. We also consult with NSAI on reserve issues prior to booking reserves. Thus there has not been, nor do we expect there to be, a difference in aggregate greater than 10%.

We emphasize the primary purpose of NSAI’s audit engagement is to provide assurance on the reasonableness of our aggregated reserve estimates. In the context of the reserve audit, we have not adopted the external reservoir engineers’ estimates.

We appreciate the opportunity to respond to the Staff’s comments.  Upon consideration of the Staff’s comments and in light of our responses, we respectfully request that the Staff permit us to address the comments in future filings as opposed to amending our prior filings.

If you wish to discuss any issues regarding this matter, I can be contacted at 281-872-3150.

Sincerely,

/s/ Chris Tong
Chris Tong
Senior Vice President, Chief Financial Officer